Exhibit 99.1

POPLAR GROVE OPERATIONS UPDATE

•	Mining operations are progressing well at Poplar Grove, with the second mining unit (“Unit 2”) commencing operations

•	Unit 2 incorporates two additional continuous mining machines (“CMs”), taking the total number of CMs in operation to four, significantly increasing production capacity

•	Big Rivers Electric Corporation (“BREC”) has advised that it has elected to terminate its coal sales agreement with Paringa due to the delayed delivery of BREC’s first coal

•	Paringa continues to deliver coal to its cornerstone customer Louisville Gas and Electric Company and Kentucky Utilities Company (“LG&E and KU”)

•	The sales agreement with core customer Indiana-Kentucky Electric Corporation, a wholly owned subsidiary of Ohio Valley Electric Corporation (“OVEC-IKEC”) is in good standing

•	The Company maintains a good relationship with BREC, and BREC has requested a test burn of Poplar Grove coal in late 2019

•	Minimal sales impact over the next 2 years, with Paringa maintaining a strong contracted position of ~100% of 2019, ~75% of 2020 and ~50% of next 5 years total production pre-sold

•	Activation of split ventilation for the first mining unit (“Unit 1”) is complete, allowing the concurrent operation of both CMs in Unit 1

•	Operating both CMs in Unit 1 at the same time enables a step-change in mining productivity, with Unit 1 advance rates progressively increasing to ~350 ft/shift

Paringa Resources Limited (“Paringa” or “Company”) (NASDAQ: PNRL, ASX: PNL) is pleased to provide an update on activities at the Poplar Grove mine in western Kentucky.

Underground mining operations

Paringa utilizes room and pillar operations at Poplar Grove, an efficient and low-cost mining method widely employed in coal mines around the world (Figure 2). Room and pillar mining is undertaken by continuous mining units (“Unit”), with each Unit consisting of two CMs and other ancillary equipment.

Mining at Poplar Grove to date has been undertaken using Unit 1. The Company is pleased to announce that Unit 2 has entered production, taking the total number of CMs in operation to four and significantly increasing the total quantity of coal mined per shift of operation. Unit 2 will progressively ramp-up over the coming months.

Figure 1: Underground continuous miner & roof bolter in operation at Poplar Grove

Site Office:	373 Whobry Road | Rumsey | KY | 42371	Email:	info@paringaresources.com
New York Office:	28 West 44th Street, Suite 810 | New York | NY | 10036	Website:	www.paringaresources.com
Registered Office:	Level 9, 28 The Esplanade | Perth | WA | 6000	ABN:	44 155 922 010

Paringa plans to operate three Units at Poplar Grove, with each Unit projected to produce approximately 0.9 Mt tons of clean coal per annum at full capacity. Unit 3 is scheduled for commissioning in 2020, enabling total Poplar Grove production of up to 2.8 Mtpa of clean coal on an annualized run-rate basis.

Unit 1 has also progressed, with construction of the ventilation overcasts complete and the split ventilation system commissioned. Split ventilation has enabled the concurrent operation of both CMs in Unit 1. The operation of both CMs at the same time has allowed significant increases in mining productivity, with Unit 1 advance rates progressively increasing to approximately 350 ft/shift during the week of July 8.

Figure 2: Typical room and pillar mining profile (one Unit) and mining unit equipment list

Figure 3: Continuous miner at a coal face at Poplar Grove

The Company remains on target to achieve steady state productivity rates of 560 ft/shift for each of the Unit 1 & Unit 2 operations before year end 2019, equating to the production of 1.8 Mtpa saleable product on an annualized run-rate basis.

Figure 4: Roof bolting activities at Poplar Grove

Coal sales contracts

BREC has advised that it has elected to terminate its coal sales agreement with Paringa due to the delayed delivery of first coal to BREC. Sales to BREC would have been approximately 13% of projected tonnage over the next 5 years. The contracted volumes with BREC were for between 100,000 tons and 320,000 tons per year, with the majority of sales scheduled for 2021 – 2023. The Company maintains a good relationship with BREC, and BREC has requested a test burn of Poplar Grove coal later in the year.

The Company advises that it continues to maintain good standing with its current customers, with coal sales to LG&E and KU continuing and coal sales to OVEC-IKEC to commence in the coming months. Paringa’s cornerstone contract with LG&E and KU was signed in 2016 for sales of 4.8 Mt of coal over a 5-year term, providing an outstanding foundation for the Company’s contract book.

Paringa maintains a strong pipeline of forward sales, with ~100% of 2019, ~75% of 2020 and ~50% of the next 5 year’s production pre-sold. Paringa’s contract book remains in a favorable position for domestic sales in the Illinois Coal Basin, where sales contracts are typically negotiated on 1-year terms.

The termination of the agreement will have no contracted sales volume impact in 2019 and minimal contracted sales volume impact in 2020, and now having commenced production, Paringa is making progress with a wide range of customers for additional coal sales contracts for deliveries from 2020 onwards.

Surface operations & coal sales

Operations at the coal handling and processing plant (“CHPP”) continue to ramp up well. The temporary coal stackers put in place after the severe storm during the week of June 24 are operating efficiently, with no adverse impact to processing rates.

Figure 5: Product screens at the Poplar Grove CHPP

Figure 6: Raw coal conveyor feeding the Poplar Grove CHPP

For further information, contact

Egan Antill	Dominic Allen
Chief Executive Officer	Vice President, Finance
eantill@paringaresources.com	dallen@paringaresources.com

ABOUT PARINGA RESOURCES

Paringa Resources Limited operates the low cost, high quality Poplar Grove Mine, part of the Buck Creek Complex located in the Illinois Coal Basin in western Kentucky.

The Buck Creek Complex includes two thermal coal mines: (1) the operating Poplar Grove Mine with production capacity ramping up to 2.8 Mtpa; and (2) the permitted Cypress Mine with planned production capacity of 3.8 Mtpa. Construction of the Poplar Grove Mine has been completed and production ramp-up is underway, with full production capacity targeted in 2020. The Company also has plans to develop the Cypress Mine.

Western Kentucky is one of the world’s best mining jurisdictions due to its access to low cost power, utilities, transportation and non-union labor pool. Mining conditions at Poplar Grove are similar to those encountered in neighboring mines, which rank as some of the most productive room-and-pillar operations in the world.

Forward Looking Statements

This report may include forward-looking statements. These forward-looking statements are based on Paringa’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Paringa, which could cause actual results to differ materially from such statements. Paringa makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

Competent Persons statements

The information in this report that relates to Exploration Results, Coal Resources, Coal Reserves, Mining, Coal Preparation, Infrastructure, Production Targets and Cost Estimation was extracted from Paringa’s ASX announcements dated June 13, 2019 entitled ‘Company Presentation’, March 28, 2017 entitled ‘Expanded BFS Results Confirms Development Pathway to A$850 million NPV’ and December 2, 2015 entitled ‘BFS Confirms Buck Creek will be a Low Capex, High Margin Coal Mine’ which are available to view on the Company’s website at www.paringaresources.com.

Paringa confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning the Coal Resource, Coal Reserve, Production Target, and related forecast financial information derived from the Production Target included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this announcement have not been materially modified from the original ASX announcements.